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      As filed with the Securities and Exchange Commission on June 28, 2000
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


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             A. Full title of the plan and the address of the plan:


                BOK FINANCIAL THRIFT PLAN FOR HOURLY EMPLOYEES
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192



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

       Exhibit Number        Description of Exhibit

         23.0                  Consent of Ernst & Young, LLP



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            BOK FINANCIAL THRIFT PLAN FOR
                                            HOURLY EMPLOYEES

         Date:  June 28, 2000               By:  /s/ Gerald L. Hollingsworth
                -------------                    ---------------------------
                                            Gerald L. Hollingsworth
                                            Vice President,
                                            Manager of Compensation and Benefits

                 BOK Financial Thrift Plan for Hourly Employees

                              Financial Statements
                            and Supplemental Schedule


                          As of and for the Year ended
                                December 31, 1999



                          Index to Financial Statements

Report of Independent Auditors................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H; Line 4i-Schedule of Assets Held for
    Investment Purposes at End of Year........................................9

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the BOK Financial Thrift Plan for Hourly Employees as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 1999, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
Tulsa, Oklahoma
May 19, 2000

                 BOK Financial Thrift Plan for Hourly Employees

                 Statement of Net Assets Available for Benefits

                                December 31, 1999



Assets
Investments, at fair value:
    BOK Financial Corporation Common Stock                              $14,908
    American Performance Mutual Funds:
       Growth Equity Fund                                                   699
       Equity Fund                                                        7,250
       Cash Management Fund                                               1,356
       Intermediate Bond Fund                                             3,672
    SEI Mutual Funds:
       S&P 500 Index Fund                                                14,637
       Stable Asset Fund                                                  3,178
       Equity Income Fund                                                 7,226
    AA Mutual Funds:
       AA Balanced Fund                                                   2,107
       AA International Equity Fund                                       1,909
    Neuberger and Berman Genesis Trust Mutual Fund                        3,190
                                                                       ---------
Total investments                                                        60,132

Cash and cash equivalents                                                 3,633
Accrued interest receivable                                                  44
                                                                       ---------
Total assets                                                             63,809

Liabilities
Due to broker                                                             3,334
                                                                       ---------
Net assets available for benefits                                       $60,475
                                                                       =========


See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999






Additions to net assets attributed to:
    Interest and dividends                                            $     581
    Net appreciation in fair value of investments                           269
                                                                     -----------
Total investment income                                                     850

Contributions:
    Participant                                                          48,196
    Employer                                                             18,511
                                                                     -----------
                                                                         66,707
                                                                     -----------
Total additions                                                          67,557

Deductions from net assets attributed to:
    Benefits paid directly to participants                                7,082
                                                                     -----------
Net increase                                                             60,475
Net assets available for benefits at beginning of year                        -
                                                                     -----------
Net assets available for benefits at end of year                        $60,475
                                                                     ===========

See accompanying notes.

                 BOK Financial Thrift Plan for Hourly Employees

                          Notes to Financial Statements

                                December 31, 1999

1. Description of Plan

The following description of the BOK Financial Thrift Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1999, through a resolution of the Board of Directors dated July 1, 1999, the BOK Financial Thrift Plan for Hourly Employees was established. The Plan is a 401(k) defined contribution plan for eligible employees of BOK Financial Corporation ("BOKF") and its subsidiaries and affiliates (collectively, the "Employer" or "Company"). The Plan is administered by Bank of Oklahoma.

Eligibility

All employees of the Employer who are compensated on an hourly basis except those covered under a collective bargaining agreement and those treated as an independent contractor are eligible to participate at age 21 and after one year of service (equivalent to 1,000 hours).

Contributions

Participants  may contribute up to 12% of their  compensation (as defined in the
Plan) on a pre-tax basis, pursuant to a salary reduction agreement filed with the Plan Administrator, and/or on an after-tax basis to various fund options provided by the Plan as directed by the participant. The sum of the percentage of pre-tax and after-tax contributions shall not exceed 20% of each participant's compensation.

The Employer may contribute out of net current profits and earned surplus a matching contribution. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 1999 the matching contribution was made in cash. The amount of the

Employer's matching contribution is determined by the participant's years of service. The Employer contribution ranges from $.40 to $1.00 for each dollar of the participant's contribution, up to 5% of compensation, based on years of service as follows:

           Years of Service                              Matching Percentage
--------------------------------------------- ----------------------------------

        Less than three years                                    40%
        At least three, but less than seven, years               60%
        At least seven, but less than ten, years                 80%
        Ten or more years                                       100%

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

The participants vest in matching contributions made by the Employer based upon the years of service as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, voluntary contributions, and the actual earnings thereon.

Participant Notes Receivable

The Plan may make loans to participants in amounts not less than $1,000 and not to exceed the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balance in the participant's account. Interest rates range from 6% to 12%. Repayment is made by payroll withholdings of level installments of principal and interest.

Payment of Benefits

A participant who terminates employment with a vested account balance less than $5,000 will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, the plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment as an employee after his 65th birthday or after attaining age 60 and completing 10 years of service shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce Employer contributions. Employer contributions for 1999 have been reduced by forfeitures of $525.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment Valuation and Income Recognition

BOKF Common Stock is stated at fair value based on the last reported sales price on the last business day of the Plan year, as quoted by a national securities exchange. The fair values of mutual funds are based on quoted market prices which represents the current net asset shares held by the Plan. The participant notes receivable are valued at cost which approximates fair value. Cash and cash equivalents include highly liquid short-term investments which have a maturity of ninety days or less when acquired and are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees, which are paid by participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank administered trust fund at Bank of Oklahoma, N.A. Trust Division (the "Trustee"). During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

        BOK Financial Corporation Common Stock                         $(1,931)
        American Performance Mutual Funds                                  612
        SEI Mutual Funds                                                 1,319
        American AAdvantage Funds                                           95
        Neuberger and Berman Genesis Trust Mutual                          174
                                                                      ----------
                                                                      $    269
                                                                      ==========

4. Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated November 24, 1999, stating that the Plan is qualified under Section 401(e) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan is qualified and the related trust is tax exempt.

                             Supplemental Schedule


                 BOK Financial Thrift Plan for Hourly Employees

                           EIN: 73-0780382 Plan #: 004

      Schedule H; Line 4i-chedule of Assets Held for Investment Purposes at
                                  End of Year

                                December 31, 1999

                                                   (c)
                                         Description of Investment        (e)
               (b)                     Including Maturity Date, Rate    Current
 (a)    Identity of Issuer             of Interest, or Maturity Value    Value
--------------------------------------------------------------------------------

  *  BOK Financial Corporation
         Common Stock                    Common stock                   $14,908
  *  American Performance Mutual Funds:
         Growth Equity Fund              Open-end mutual funds              699
         Equity Fund                     Open-end mutual funds            7,250
         Cash Management Fund            Open-end mutual funds            1,356
         Intermediate Bond Fund          Open-end mutual funds            3,672
     SEI Mutual Funds:
         S&P 500 Index Fund              Open-end mutual funds           14,637
         Stable Asset Fund               Open-end mutual funds            3,178
         Equity Income Fund              Open-end mutual funds            7,226
     AA Mutual Funds:
         AA Balanced Fund                Open-end mutual funds            2,107
         AA International Equity Fund    Open-end mutual funds            1,909

     Neuberger and Berman Genesis
         Trust Mutual Fund               Open-end mutual funds            3,190

     Cash equivalents                    Open-end mutual funds              380
                                                                        --------
                                                                        $60,512
                                                                       =========

*Denoted Party-in-interest

Column (d) is not applicable.